Exhibit 21.1
LATTICE SEMICONDUCTOR CORPORATION
SUBSIDIARIES OF THE REGISTRANT

	Name	Jurisdiction of Incorporation
1.	Lattice Semiconductor GmbH	Germany
2.	Lattice Semiconducteurs SARL	France
3.	Lattice Semiconductor AB	Sweden
4.	Lattice Semiconductor Asia Limited	Hong Kong
5.	Lattice Semiconductor GK	Japan
6.	Lattice Semiconductor (Shanghai) Co. Ltd.	China
7.	Lattice Semiconductor UK Limited	United Kingdom
8	Lattice Semiconductor SRL	Italy
9.	Lattice Semiconductor International LLC	Delaware, USA
10.	Lattice Semiconductor Canada Corporation	Canada
11.	Lattice Semiconductor (Singapore) Pte. Ltd.	Singapore
12.	Lattice SG Pte. Ltd.	Singapore
13.	Lattice Semiconductor (PH) Corporation	Philippines
14.	Lattice Semiconductor Limited	Bermuda
15.	Chengdu SiliconBlue Microelectronics Co., Ltd.	China
16.	SiliconBlue Technologies (Hong Kong) Ltd.	Hong Kong
17.	SiliconBlue Technologies Korea Co. Ltd.	South Korea
18.	Lattice Semiconductor (India) Pvt. Ltd.	India